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                                                                Exhibit (a)(19)

      To the Employees, Shareholders, Agents and Policyholders of ALLIED:

                                  WHAT'S IN IT
                                    FOR YOU?

On May 18th, Nationwide Mutual Insurance Company announced a cash tender offer for all the outstanding common shares of ALLIED Group, Inc. at $47 a share. We are also offering to merge ALLIED Mutual Insurance Company with Nationwide Mutual Insurance Company and to purchase from ALLIED Mutual the ALLIED Group preferred stock for $65 million. This is a great, growth-oriented business combination that is positive for the employees, shareholders, policyholders and agents of both companies.

What does this mean for you?

   If you are an ALLIED employee:

     - And are a participant in the ALLIED Employee Stock Ownership Plan (ESOP), the value of your account should triple.*

     - You will become part of a larger, more diverse company, with even greater career opportunities.

     - You will benefit from Nationwide's pledge to maintain the current level of ALLIED employment and intention to add 400 jobs in the Des Moines area over the next four years.

     - ALLIED's regional offices in Denver, Lincoln and Santa Rosa are also expected to play important roles in a combined Nationwide/ALLIED national organization.

   If you are a holder of ALLIED common stock:

     - You can receive $47 per share in cash, a premium of 69% over the closing price of ALLIED stock last Friday.

   If you are an ALLIED policyholder:

     - You will become part of a combined national company of unquestioned financial strength with a broader range of products and services.

     - ALLIED Mutual policyholders will hold full membership rights in Nationwide Mutual.

     - ALLIED Mutual policyholders will also receive an extraordinary cash dividend, paid from the proceeds of Nationwide's purchase of the preferred.

   If you are an ALLIED agent:

     - Nationwide will make the ALLIED independent agent network an important new engine of growth for the combined companies, augmenting Nationwide's fine career agents.

What can you do to assure you get the benefit of the Nationwide proposal? As a shareholder or ESOP participant you can tender your shares to Nationwide. As an ALLIED Mutual policyholder you can follow developments closely, so you'll be well informed when it is time to cast your vote for a merger with Nationwide. As an ALLIED agent you can help by letting management know of your support for the proposal.

                           Nationwide Is On Your Side

                          [NATIONWIDE INSURANCE LOGO]

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If you have questions or would like more information contact GEORGESON & COMPANY
INC., the information agent at 1-800-223-2064 or visit our website at georgeson.com.
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* This benefit is based on our calculation of an estimated $183 million surplus which will be divided among approximately 2,500 participants. Based upon our interpretation of a recent IRS technical advice memorandum, each participant will receive an earnings allocation of approximately $38 per share, in addition to the $47 tender price per share. After payment of the ESOP debt, the average account balance per participant should approximate $163,000, with the actual amounts credited to a participant's account, dependent on their account balance. Call or visit the website address above.